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Washington, D.C. 20549

RECD S.E.C.

NOV 22 2006

603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/05___ AND ENDING ___09/30/06___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1270 Avenue of the Americas
(No. and Street)

New York,   New York   10020
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Deslonde   (212) 332-3050
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Co., CPA's, L.L.C
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue, Union, NJ   07083
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____James Deslonde_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____World Financial Services, Inc._____, as of _____September 30_____, 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President - CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2006

WITH

INDEPENDENT AUDITORS' REPORT

WORLD FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the accompanying balance sheet of World Financial Services, Inc. as at September 30, 2006, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Services, Inc. as at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 3, 2006

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

03165WO9.06Y   1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

- 1 -

ASSETS

Cash	$ 62,868
Market value of securities owned by firm	45,360
Stockholder loan	100
TOTAL ASSETS	$ 108,328

LIABILITIES AND STOCKHOLDERS' EQUITY

Income taxes payable		$ 1,046
Stockholders' equity:		
Common stock, no par value, 2,500 shares authorized, 1,434 shares issued and 4 outstanding	603,667	
Paid in capital	16,000	
Retained earnings	91,182	
	710,849	
Less: Treasury stock 1,430 shares at cost	603,567	
Total stockholders equity		107,282
TOTAL LIABIITIES AND STOCKHOLDERS' EQUITY		$ 108,328

See accompanying notes and independent auditors' report

Revenues:		
Trading	$ 1,245	
Interest	2,747	
Total revenue		$ 3,992
General and administrative expenses:		
Insurance	1,364	
Bank charges	314	
Registration fees	125	
Office supplies	36	
Postage	62	
Miscellaneous	337	
Regulatory fees	750	
Total general and administrative expense		2,988
Income before income taxes		1,004
Income taxes:		
Federal	-0-	
State and city	1,046	
Total income taxes		1,046
Net loss		$ (42)

See accompanying notes and independent auditors' report

WORLD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Cash flows from operating activities:
  Net loss $ (42)
  Adjustments to reconcile net loss to net
    cash provided by operating activities:
  (Increase) decrease in:

Prepaid expenses	$ 204	
Market value of securities owned by firm	(45,360)	
Due from clearing organization	85,518	
Other investment	20,100	
Increase (decrease) in:		
Income taxes payable	(806)	
Total adjustments		59,656
Net cash provided by operating activities		59,614
Net increase in cash		59,614
Cash, beginning of year		3,254
Cash, end of year		$ 62,868

Supplemental disclosures of cash flow information:
  Cash paid for:

Interest	$ -0-
Income taxes	$ 1,852

See accompanying notes and independent auditors' report

- 4 -

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Stock-holders' Equity
Balance, beginning of year	$603,667	$16,000	$ 91,224	$(603,567)	$107,324
Net loss	-0-	-0-	(42)	-0-	(42)
Balance, end of year	$603,667	$16,000	$ 91,182	(603,567)	$107,282

See accompanying notes and independent auditors' report

Balance - beginning of year	$ -0-
Increases	-0-
Repayments	-0-
Balance - end of year	$ -0-

See accompanying notes and independent auditors' report

Note 1 -   Summary of Significant Accounting Policies:

Name Change

World Financial Services, Inc. formerly Municipal and Government Securities Corp. of New Jersey changed its name on September 10, 1996.

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2006, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2006, the Company had net capital of $93,984 which was $88,984 in excess of its minimum dollar net capital requirement of $5,000.

Schedule 1

Total stockholders' equity	$107,282
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	107,282
Less: Deductions and/or charges: Non-allowable assets	100
Net capital before haircuts on security positions	107,182

Less: Haircuts on securities:		
Money market	1,199	
Stocks	6,804	
Undue concentration	5,195	
		13,198

Net capital	93,984
Less: Greater of 6 2/3% of aggregate indebtedness or $5,000	5,000
REMAINDER: Net capital in excess of all requirements	$ 88,984

Aggregate indebtedness	$ 1,046	= 1.11%
Net capital	$ 93,984	

We have compared the computation of net capital under Section 240.15c3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $1,061. The difference was a result of year-end closing adjustments, which were not considered material.

See accompanying notes and independent auditors' report

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that a Special Account for the Exclusive Benefit of Customers is maintained.

See accompanying notes and independent auditors' report

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedure for safeguarding securities is adequate.

See accompanying notes and independent auditors' report

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2006, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $1,061. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

See accompanying notes and independent auditors' report

M. I. GROSSMAN & COMPANY, L.L.C.



<u>INDEPENDENT AUDITOR'S REPORT</u>

RECEIVED
NOV 2 2 2006
160

Board of Directors
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

We have audited the Focus Report Form X-17a-5 of World Financial Services, Inc. as of September 30, 2006 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 3, 2006

03165WO9.06Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
World Financial Services, Inc.
1270 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of World
Financial Services, Inc. for the year ended September 30, 2006, we
considered its internal control, including control activities for
safeguarding securities, in order to determine our auditing procedures
for the purpose of expressing our opinion on the financial statements and
not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and procedures
followed by the company, including tests of such practices and procedures
that we considered relevant to the objectives stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net
capital under Rule 17a-3(a)(11) for determining compliance with the
exemptive provisions of Rule 15c3-3. Because the company does not carry
securities accounts for customers or perform custodian functions relating
to customer securities, we did not review the practices and procedures
followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures referred to
in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits
and related costs of controls and of the practices and procedures
referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-
mentioned objectives. Two of the objectives of an internal control and
the practices and procedures are to provide management with reasonable,
but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the
preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 3, 2006